Exhibit 99.2

EHI CAR SERVICES LIMITED

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held at 10:00 a.m. (China Standard Time) on December 28, 2015/9:00 p.m. (Eastern Standard Time) on December 27, 2015 or at any adjournment thereof.  The annual general meeting will be held at the offices of eHi Car Services Limited, Unit 12/F, Building No. 5, Guosheng Center, 388 Daduhe Road, Shanghai, People’s Republic of China.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the meeting and voting in person.  A written notice of revocation or a duly executed proxy bearing a later date must be delivered to the attention of eHi Car Services Limited no later than 48 hours prior to the meeting.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on November 23, 2015 are entitled to vote at the annual general meeting.  As of October 31, 2015, 62,268,543 of our Class A common shares and 76,386,124 of our Class B common shares, par value US$0.001 per share, were issued and outstanding, and approximately 29,826,452 Class A common shares were represented by ADSs.  At least one (1) shareholder entitled to vote and present in person or by proxy holding not less than one-third of our issued and outstanding voting power represented by the issued and paid up shares in the Company shall form a quorum for all purposes.

Voting and Solicitation

Each Class A common share in issue on the record date is entitled to one vote, and each Class B common share in issue on the record date is entitled to ten votes.  At the annual general meeting every common shareholder present in person or by proxy or, in the case of a common shareholder being a corporation, by its duly authorized representative, may vote for the fully paid common shares held by such common shareholder.  A resolution put to the vote of a meeting shall be decided on a show of hands, unless a poll is duly demanded.  The chairman proposes to demand a poll in respect of the resolutions proposed at the meeting.  The result of the poll shall be deemed to be the resolution of the meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail.  Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our common shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Common shares

When proxies are properly dated, executed, and returned by holders of common shares, the common shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder.  If no specific instructions are given by such holders, or in the case of broker’s non-votes, the common shares will be voted at the discretion of the holder of such proxies. Abstentions by holders of common shares are included in the determination of the number of common shares present for the purpose of quorum but are not counted as votes for or against a proposal.

Voting by Holders of American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs an ADS Voting Instruction Card.  Upon the written request of an owner of record of ADSs by a duly completed ADS voting instruction card, JPMorgan Chase Bank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of common shares or other Deposited Securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request.  JPMorgan Chase Bank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions.  As the holder of record for all the Class A common shares represented by the ADSs, only JPMorgan Chase Bank, N.A. may vote those Class A common shares at the annual general meeting.

JPMorgan Chase Bank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.  This means that if the common shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, JPMorgan Chase Bank, N.A. will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

PROPOSALS 1 AND 2

RE-ELECTION OF DIRECTORS

According to Article 81 of our Ninth Amended and Restated Articles of Association (the “Articles of Association”), at each annual general meeting, one-third of the Directors for the time being (or if their number is not a multiple of three (3), the number nearest to one-third) shall retire from office by rotation.  A retiring Director shall be eligible for re-election.  The Directors to retire by rotation shall include (so far as necessary to ascertain the number of Directors to retire by rotation) any Director who wishes to retire and not to offer himself for re-election.  Any further Directors so to retire shall be those of the other Directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Based on the above rules, Mr. Andrew Xuefeng Qian and Mr. Qian Miao shall retire from office by rotation and be eligible for re-election at the 2015 annual general meeting.

Mr. Andrew Xuefeng Qian and Mr. Qian Miao have indicated that they will offer themselves for re-election as Directors at the 2015 annual general meeting.  Their names, their ages as of October 2015, the principal positions currently held by each of them and their biographies are as follows:

Name	Age	Position
Andrew Xuefeng Qian	52	Independent Director
Qian Miao	49	Independent Director

Andrew Xuefeng Qian has served as our independent director since November 2014. Mr. Qian currently serves as the chairman of New Access Capital, which he founded in 2003. Prior to that, Mr. Qian worked at Softbank China Venture Capital as a vice president from 2000 to 2003. Prior to joining Softbank China Venture Capital, Mr. Qian worked as a corporate attorney at Simpson Thacher & Bartlett LLP, Cleary Gottlieb Steen & Hamilton LLP and Cravath, Swaine & Moore LLP. He is the guest professor of Shanghai Jiaotong University Aetna Graduate School of Business Administration and Nanjing University School of Business Management. He received the awards of “2007 Top 10 New Financiers of China”, “2008 Top 10 Young Investors in China”, “2011 Outstanding Venture Investor” and “2013 Outstanding PE/VC Achievement Award”. He was a former president of Yale Club of Shanghai from 2002 to 2007. He was a visiting fellow at Queen Elizabeth House of Oxford in 1986. Mr. Qian received his juris doctor’s degree from Yale Law School in 1994, his M.A./Ph.D. qualification in political science from University of California Los Angeles in 1991 and his LL.B. degree from Foreign Affairs College in Beijing in 1985.

Qian Miao has served as our independent director since April 2008. Mr. Miao is the general manager and a director of China Network Co., Ltd. From December 1995 to December 2002, Mr. Miao served as a department manager at Wonders Information Co., Ltd., a listed company in China. From July 1987 to December 1995, Mr. Miao was an IT engineer and project manager at Shanghai Institute of Computer Software. Mr. Miao completed his postgraduate study in software engineering from Fudan University in 1987 and received his bachelor’s degree in computer science from Fudan University in 1985.

Each Director will be elected by an affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” OF EACH OF PROPOSALS 1 AND 2, THE RE-ELECTIONS OF THE NOMINEES NAMED ABOVE.

PROPOSAL 3

APPOINTMENT OF INDEPENDENT AUDITOR

Our Audit Committee recommends, and our Board of Directors concurs, that PricewaterhouseCoopers Zhong Tian LLP be appointed as our independent auditor for the fiscal year ending December 31, 2015.  PricewaterhouseCoopers Zhong Tian LLP has served as our independent auditor since March 2014.

In the event our shareholders fail to vote in favor of the appointment, our Audit Committee will reconsider its selection.  Even if the shareholders vote in favor of the appointment, our Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” OF PROPOSAL 3, THE APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN LLP AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR 2015.

PROPOSAL 4

AMENDMENT OF ARTICLES 6(C) AND 7 OF THE ARTICLES OF ASSOCIATION BY WAY OF A SPECIAL RESOLUTION

It is proposed that:

(i) the reserved matters under Article 6(c) which are subject to approval by the holders representing a majority of the aggregate voting power of the Company and also by the holders of a majority of the total outstanding Class A Common Shares pursuant to the current Articles of Association be amended to the effect that the reserved matters under Articles 6(c) are subject to the approval “at a general meeting of the Company or through written consents executed” (i) by the holders representing a majority of the aggregate voting power of the Company and also (ii) by the holders of a majority of the total outstanding Class A Common Shares; and

(ii) certain share issuance pursuant to Article 7 which is subject to approval by ordinary resolutions of shareholders pursuant to the current articles of association be amended to the effect that certain share issuance pursuant to Article 7 is subject to approval “at a general meeting of the Company or through written consents executed by the holders representing a majority of the aggregate voting power of the Company”. As a result, it is proposed that the existing Articles 6(c) and 7 of the Articles of Association be replaced in their entirety with the following new Articles 6(c) and 7 by way of a special resolution of the shareholders:

“Article 6(c): Attendance at General Meetings and Voting

Holders of Common Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Except with respect to any matter requiring a separate class vote under the Companies Law or these Articles including as otherwise set out in this Article 6, holders of Class A Common Shares and holders of Class B Common Shares shall at all times vote as one class on all matters submitted to the vote by Members at general meetings of the Company, (x) each Class A Common Share shall entitle its holder to one (1) vote on such matter subject to the vote and (y) each Class B Common Share shall entitle its holder to ten (10) votes on such matter subject to the vote.

Notwithstanding any provision of these Articles to the contrary, the following matters are subject to the approval at a general meeting of the Company or through written consents executed (i) by the holders representing a majority of the aggregate voting power of the Company and also (ii) by the holders of a majority of the total outstanding Class A Common Shares:

(i)  a Change of Control Event;

(ii) issuance of that number of Common Shares, or of securities convertible into or exercisable for that number of Common Shares, equal to or in excess of twenty percent (20%) of the number of all Common Shares outstanding immediately prior to the issuance of such shares or securities on an as-converted basis, if (x) such Common Shares are sold at a per share price less than the per share book or market value of the Common Shares or (y) such securities convertible into or exercisable for the Common Shares have a per share conversion or exercise price less than the per share book or market value of the Common Shares; and

(iii) issuance of Common Shares, or of securities convertible into or exercisable for Common Shares exceeding either one percent (1%) of the total outstanding Common Shares on an as-converted basis or one percent (1%) of the aggregate voting power outstanding before the issuance to a Director, officer or substantial security holder of the Company on an individual basis.

Article 7: Issue of Shares

Subject to the provisions, if any, in the Memorandum of Association, these Articles and to any direction that may be given by the Company in a general meeting, the Directors may by the affirmative vote of at least two-thirds of the incumbent Directors, in their absolute discretion and without approval of the existing Members, issue shares, grant rights over existing shares or issue other securities in one or more series as they deem necessary and appropriate and determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences at such time and on such other terms as they think proper, provided that (i) the powers and rights associated with the shares or other securities are not greater than the powers and rights associated with the shares held by existing Members, and (ii) the total number of voting shares issued and to be issued by the Directors after the date of adoption of these Articles shall not exceed 10% of the number of shares as of the date of these Articles. If either of the conditions in (i) or (ii) is not satisfied, such issue of shares shall require the approval at a general meeting of the Company or through written consents executed by the holders representing a majority of the aggregate voting power of the Company . For avoidance of doubt, issuance of any shares in connection with the share-based awards pursuant to the Company’s share incentive plans is not subject to approval of Members.”

The affirmative vote of not less than two-thirds of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting.  If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Ray Ruiping Zhang
Ray Ruiping Zhang
Chairman of the Board and
Chief Executive Officer

November 26, 2015